December 11, 2013

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	The Asia Tigers Fund, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed November 27, 2013

File No. 811-08050

Dear Mr. Bartz:

We are writing on behalf of our client, The Asia Tigers Fund, Inc. (the “Fund”), in response to our discussion with the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission on December 4, 2013 regarding the Fund’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”), filed on November 27, 2013. We are also filing concurrently with this letter the Fund’s Definitive Proxy Statement on Schedule 14A (the “Proxy”), which reflects revisions based on our discussion with the Staff and updates a limited amount of other information.

Set forth below are our responses to the Staff’s comments as discussed. Page references in the text of this letter correspond to the pages of the Proxy. To assist your review, we have set forth the Staff’s comments in italics below.

Background, p. 5

1.	Please include a statement clarifying that the Fund will cease to operate as an interval fund if Stockholders vote to eliminate the fundamental policy described in the Preliminary Proxy.

The Fund has revised the disclosure on page 5 as requested.

We are grateful for your assistance in this matter. Please do not hesitate to contact Sarah E. Cogan (scogan@stblaw.com or 212-455-3575) or Allison Wilson (awilson@stblaw.com or 212-455-2423) with any questions or further comments you may have.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP